Exhibit 4.1
DESCRIPTION OF SECURITIES

The following summary of the material terms of Faraday Future Intelligent Electric Inc.’s (f/k/a Property Solutions Acquisition Corp. or “PSAC”), a holding company incorporated in the State of Delaware (“FFIE,” with its subsidiaries, “FF,” the “Company,” “we,” “us,” “our”) securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”) and the warrant-related documents described herein, which are exhibits to our Annual Report on Form 10-K. We urge to you reach each of the Charter, the Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

General

The Charter, as amended, authorizes the issuance of up to 1,775,000,000 shares of Common Stock and Preferred Stock consisting of 1,690,000,000 shares of Class A Common Stock, 75,000,000 shares of Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

As of February 27, 2023, there were outstanding [562,640,480] shares of Class A common stock, [64,000,588] shares of Class B common stock, no shares of Preferred Stock, 23,540,988 Public Warrants, 111,131 Private Warrants, 23,674,259 ATW NPA Warrants, 29,454,593 Ares NPA Warrants and 66,815,087 SPA Warrants.1

Common Stock

The holders of Class A Common Stock and Class B Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Pursuant to the Amended Shareholder Agreement, FF Top informed the Company that it expects the Company will submit a proposal to the Company stockholders for approval to amend the Charter to provide that (i) the voting power of the Company’s Class B Common Stock, of which FF Global owns all outstanding shares, will be 10 votes per share, and (ii) the voting power of the Company’s Class B Common Stock will increase from 10 votes per share to 20 votes per share, following the occurrence of a Qualifying Equity Market Capitalization.

A “Qualifying Equity Market Capitalization” means FF, at the end of any 20 consecutive trading days, has a volume weighted average total equity market capitalization of at least $3.0 billion as determined by multiplying the average closing sale price per share of Class A Common Stock on the Nasdaq (or such other securities exchange on which PSAC’s securities are then listed for trading) at the time of determination by the then total number of issued shares of Class A Common Stock, Class B Common Stock and other shares of FFIE.

Until such proposal is approved and the Charter is amended accordingly, the holders of Class B Common Stock are entitled to one vote for each share held of record, and a $20.0 billion equity market capitalization would be required to increase the voting power of the Class B Common Stock to 10 votes per share.

Shares of Class B Common Stock have the right to convert into shares of Class A Common Stock at any time at the rate of one share of Class A Common Stock for each share of Class B Common Stock; however, FF Top has agreed not to convert its shares of Class B Common Stock into shares of Class A Common Stock ahead of the special meeting of stockholders to be held on February 28, 2023. Class A Common Stock does not have the right to convert into Class B Common Stock.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power represented by shares of Common Stock voted for the election of directors can elect all of the directors.

Holders of Common Stock will not have any conversion, preemptive or other subscription rights, and there will be no sinking fund or redemption provisions applicable to the Common Stock.

Preferred Stock

The Charter authorizes the issuance of 10,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board. The Board is empowered, without stockholder approval, to issue the preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock; provided that any
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issuance of Preferred Stock with more than one vote per share will require the prior approval of the holders of a majority of the outstanding shares of Class B Common Stock. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying or preventing a change in control of FF.

Description of Warrants

Public Warrants and Private Warrants

As of February 3, 2023, FF has Public Warrants outstanding to purchase an aggregate of 23,540,988 shares of Class A Common Stock and Private Warrants outstanding to purchase an aggregate of 111,131 shares of Class A Common Stock. References herein to “Warrant” or “Warrants” refer only to the Public Warrants and Private Warrants. Each outstanding whole Warrant represents the right to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering.

No Warrants will be exercisable for cash unless there is an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Class A Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when FF shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Class A Common Stock for the five trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants, as well as any Warrants underlying additional units issued to the PSAC Sponsor or PSAC’s officers, directors or their affiliates in payment of working capital loans, are identical to the Warrants underlying the units offered in the initial public offering except that such Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by FF, in each case so long as they are still held by the PSAC Sponsor or its permitted transferees.

FF may call the Warrants for redemption (excluding the Private Warrants and any Warrants underlying additional units issued to the PSAC Sponsor, PSAC’s officers, directors or their affiliates in payment of working capital loans made to PSAC), in whole and not in part, at a price of $0.01 per Warrant,

●	at any time while the Warrants are exercisable;
●	upon no less than 30 days’ prior written notice of redemption to each Warrant holder;
●	if, and only if, the reported last sale price of the shares of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

If FF calls the Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A Common Stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or FF’s recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Class A Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, FF will, upon exercise, round up to the nearest whole number of shares of Class A Common Stock to be issued to the Warrant holder.

NPA Warrants and Notes

From September 2020 through June 2021, in connection with the issuance of certain Notes (defined below), FFIE issued warrants to purchase up to 11,751,949 shares of Class A Common Stock (the “ATW NPA Existing Warrants”) to FF Ventures SPV IX LLC, FF Venturas SPV X LLC, FF Aventuras SPV XI LLC and FF Adventures SPV XVIII LLC (collectively, the “ATW Warrant Holders”), entities affiliated with ATW Partners, LLC, pursuant to the terms of the NPA. Each ATW NPA Existing Warrant entitles the ATW Warrant Holder, at any time on or prior to 5:00 p.m. (New York City time) the date that is seven years following the initial issuance date of such ATW NPA Existing Warrant, to purchase a certain number of shares of Class A Common Stock at a price per share of $10.00, subject to adjustment. The ATW NPA Existing Warrant exercise price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity sales, share dividends and splits occurring following the issuance of the applicable ATW NPA Existing Warrant. The ATW Warrant Holders may also exercise the ATW NPA Existing Warrants on a cashless (or “net exercise”) basis. Any adjustments to the ATW NPA Existing Warrant exercise price are capped such that the ATW New Warrant Holders are not entitled to exercise the ATW NPA Existing Warrants to the extent such exercise would result in the ATW Warrant Holders holding shares in excess of 4.99% of the fully diluted capitalization of FFIE.

In August 2021, in connection with the issuance of certain Notes (defined below), FFIE issued warrants to purchase up to 5,191,704 shares of Class A Common Stock (the “ATW NPA New Warrants”) to FF Ventures SPV IX LLC, FF Venturas SPV X LLC and FF Aventuras SPV XI LLC (collectively, the “ATW New Warrant Holders”), entities affiliated with ATW Partners, LLC, pursuant to the terms of the NPA. The issuance by us of 5,191,704 shares of Class A Common Stock upon exercise of the ATW NPA New Warrants in accordance with their terms. Each ATW NPA New Warrant entitles the ATW New Warrant Holder, at any time on or prior to 5:00 p.m. New York City time on June 9, 2028, to purchase a certain number of shares of Class A Common Stock at a price per share of $10.00, subject to adjustment. The ATW NPA New Warrant exercise price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity sales, share dividends and splits occurring following the issuance of the applicable ATW NPA New Warrant. The ATW New Warrant Holders may also exercise the ATW NPA New Warrants on a cashless (or “net exercise”) basis. Any adjustments to the ATW NPA New Warrant exercise price are capped such that the ATW New Warrant Holders are not entitled to exercise the ATW NPA New Warrants to the extent such exercise would result in the ATW Warrant Holders holding shares in excess of 4.99% of the fully diluted capitalization of FFIE.

On June 9, 2021, pursuant to the NPA, FFIE issued a promissory note (the “ATW June 8% Note”) in favor of FF Adventures SPV XVIII LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $20.0 million, receiving net proceeds of $18.4 million, inclusive of an 8% original issue discount. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on December 9, 2022, subject to the right of FF Adventures SPV XVIII LLC to extend the maturity date to December 9, 2023. The promissory note bears interest at 0% per annum through and including December 9, 2022. In the event that FF Adventures SPV XVIII LLC extends the maturity date, the promissory note bears interest at 10% per annum from December 10, 2022 until December 9, 2023. At the election of the holder of the ATW June 8% Note, the principal amount converts into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price. Pursuant to the NPA (as amended by the ATW NPA Notes Amendment described below), upon purchasing the ATW June 8% Note, FF Adventures SPV XVIII LLC became entitled to purchase from FFIE, at its option, at any time prior to July 20, 2023, an additional promissory note (the “ATW Optional 8% Note”) for an aggregate principal amount of up to $20.0 million with an original issue discount of 8%. At the election of the holder of the ATW 8% Optional Note, the principal amount would be convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price. In addition, pursuant to the NPA, if FF Adventures SPV XVIII LLC elected to purchase the ATW Optional 8% Note, it would be entitled to receive from FFIE a warrant (the “ATW Optional 8% Warrant”) to purchase that number of shares of Class A Common Stock of FFIE equal to 37.5% of the principal amount of the ATW Optional 8% Note divided by the applicable exercise price.

On June 9, 2021, pursuant to the NPA, FFIE issued a promissory note (the “ATW June 13% Note,” and together with the ATW June 8% Note, the “ATW June Notes”) in favor of FF Adventures SPV XVIII LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $20.0 million, receiving net proceeds of $17.4 million, inclusive of a 13% original issue discount. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on December 9, 2022, subject to the right of FF Adventures SPV XVIII LLC to extend the maturity date to December 9, 2023. The promissory note bears interest at 0% per annum through and including December 9, 2022. In the event that FF Adventures SPV XVIII LLC extends the maturity date, the promissory note bears interest at 10% per annum from December 10, 2022 until December 9, 2023. At the election of the holder of the ATW June 13% Note, the principal amount is convertible into that number of shares of Class A Common Stock equal to 100% of the outstanding principal amount divided by the applicable conversion price. Pursuant to the NPA (as amended by the ATW NPA Notes Amendment described below), upon purchasing the ATW June 13% Note, FF Adventures SPV XVIII LLC became entitled to purchase from FFIE, at its option, at any time prior to July 20, 2023, an additional promissory note (the “ATW Optional 13% Note”, and together with the ATW 8% Optional Note, the “ATW Optional Notes”) for an aggregate principal amount of up to $20.0 million with an original issue discount of 13%. At the election of holder of the ATW Optional 13% Note, the principal amount would be convertible into that number of shares of Class A Common Stock equal to 100% of the outstanding principal amount divided by the applicable conversion price. In addition, pursuant to the NPA, if FF Adventures SPV XVIII LLC elected to purchase the ATW Optional 13% Note, it would be entitled to receive from FFIE a warrant (the “ATW Optional 13% Warrant,” and together with the ATW Optional 8% Warrant, the “ATW Optional Warrants”) to purchase that number of shares of Class A Common Stock of FFIE equal to 37.5% of the principal amount of the ATW Optional 13% Note divided by the applicable exercise price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Ventures SPV IX LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $15.7 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Venturas SPV X LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $11.3 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Aventuras SPV XI LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $7.0 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

The foregoing promissory notes issued under the NPA to entities affiliated with ATW Partners, LLC are referred to collectively herein as the “ATW NPA Notes.”

On July 26, 2022, FFIE entered into an amendment to amend the terms of all the ATW NPA Notes (the “ATW NPA Notes Amendment”), extending the maturity of all such Notes to October 31, 2026, except that the accrual of interest is not deferred and accrues on the ATW NPA Notes at 10% following February 10, 2023. The conversion price of each of the ATW NPA Notes was adjusted to equal the lesser of (x) $10.00, (y) 95% of the per share daily volume weighted average prices (“VWAPs”) of the Class A Common Stock during the 30 trading days immediately prior to the applicable conversion date, and (z) the lowest effective price per share of Class A Common Stock (or equivalents) issued or issuable by FFIE in any financing of debt or equity after July 26, 2022, subject to possible adjustment as set forth therein (the “Set Price”). However, from July 26, 2022 to December 30, 2022, the conversion price of each of the ATW NPA Notes is equal to the lesser of (i) the Set Price, and (ii) 92% of the lowest of the VWAPs during the seven trading days immediately prior to the applicable conversion date. The ATW NPA Notes Amendment added a “forced conversion” feature to each of the ATW NPA Notes that allows FFIE, on or after December 31, 2022, to cause the conversion of all or part of, in the aggregate among all of the ATW NPA Notes, up to $35.0 million principal amount of the ATW NPA Notes less any principal amount of the ATW NPA Notes voluntarily converted by the holder thereof after July 26, 2022, subject to certain conditions as set forth in the ATW NPA Notes Amendment. The conversion price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity issuances, share dividends and splits occurring following the issuance of the ATW NPA Notes.
On October 10, 2022, FFIE entered into an exchange agreement with FF Aventuras SPV XI LLC, FF Venturas SPV X LLC, FF Ventures SPV IX LLC and FF Adventures SPV XVIII LLC, entities affiliated with ATW Partners, LLC and holders (the “Holders”) of the ATW NPA Notes, pursuant to which, on October 10, 2022, the Holders exchanged $4,012,180 in aggregate principal amount of the outstanding ATW NPA Notes for 6,269,031 newly issued shares of Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.64.

On October 19, 2022, FFIE and the Holders entered into an exchange agreement, pursuant to which, on October 19, 2022, the Holders exchanged $2,687,109 in aggregate principal amount of the outstanding ATW NPA Notes for 5,227,837 newly issued shares of the Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.514. Following the completion of such exchange, there were no outstanding ATW NPA Notes.

SPA Warrants and SPA Notes

On August 14, 2022, FFIE entered into a Securities Purchase Agreement (the “SPA”) with FF Simplicity Ventures LLC (“FF Simplicity”), an affiliate of ATW Partners LLC, in its capacity as administrative agent and collateral agent (in such capacity, the “Agent”), and certain purchasers including FF Simplicity and RAAJJ Trading LLC (“RAAJJ”) (collectively with additional purchasers from time to time party thereto, the “Purchasers”), to issue and sell: $27.0 million aggregate principal amount of FFIE’s senior secured convertible notes (the “Initial Bridge Notes”); $10.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Second Bridge Notes”) on the 20th business day following the closing of the Initial Bridge Notes, subject to certain closing conditions; and $15.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Third Bridge Notes” and with the Initial Bridge Notes and the Second Bridge Notes, the “Bridge Notes”) on or prior to October 11, 2022, subject to certain closing conditions. Under the SPA (as amended by the SPA Amendment), FFIE is permitted to obtain incremental senior secured convertible notes in an aggregate principal amount of $243.0 million within 90 days after the closing of the Initial Bridge Notes (the “Incremental Notes” and together with the Bridge Notes, the “SPA Notes”). FFIE is in active discussions with several potential additional Purchasers of the SPA Notes and other debt and equity investments in FFIE, but there is no assurance that any additional SPA Notes will be issued under the SPA. The SPA Notes are subject to an original issue discount of 10%, and are convertible into shares of Class A Common Stock at various conversion prices between $0.2275 and $1.05 per share, plus an interest make-whole amount as set forth in the SPA Notes, subject to customary adjustments, including full ratchet anti-dilution price protection (provided that, pursuant to the Fourth Amendment, the effective conversion price for any such interest make-whole amount payable in shares of Class A Common Stock must not be lower than $0.21, and any such interest make-whole amount can only be paid in shares of Class A Common Stock if certain price and volume requirements of Class A Common Stock are met). The shares of Class A Common Stock issuable upon conversion of the SPA Notes are not transferable for six months without the prior written consent of FFIE (which consent shall not be unreasonably withheld). On August 16, 2022, the Company received the $27.0 million aggregate principal amount of the Initial Bridge Notes.

The SPA Notes are secured by the grant of a first priority perfected lien upon substantially all of the personal and real property of FFIE and its subsidiaries, as well as guaranty by substantially all of FFIE’s domestic subsidiaries. The SPA Notes mature on October 27, 2028 or earlier under certain conditions set forth in the SPA. The SPA Notes accrue interest at 10% per annum, provided that, subject to certain conditions set forth in the SPA, FFIE may elect to pay such interest in shares of Class A Common Stock if FFIE also pays the Purchasers an additional cash interest payment equal to 5% per annum. Except in the case of a mandatory prepayment pursuant to the SPA, if any of the SPA Notes are prepaid, repaid, reduced, refinanced, or replaced in whole or in part prior to the October 27, 2028 maturity date, then FFIE shall pay to the Purchaser a “Premium Percentage” in an amount ranging from 0% to 10% of the principal amount of such Note(s) determined in accordance with a schedule set forth in the

SPA. Pursuant to the SPA, each Purchaser that then owns at least $25.0 million principal amount of SPA Notes (when aggregated with any affiliates of such Purchaser) shall have customary preemptive rights to participate in any future financing by FFIE as provided in the SPA.

As a closing condition under the SPA for funding of each of the Bridge Notes, FFIE is required to deliver to each of the Purchasers a warrant (an “SPA Warrant”) registered in the name of such Purchaser to purchase up to a number of shares of Class A Common Stock equal to 33% of such shares issuable to such Purchaser upon conversion of the Note, with an exercise price equal to $5.00 per share, subject to customary full ratchet anti-dilution price protection and other adjustments, and are exercisable for seven years on a cash or cashless basis. FFIE may repurchase the SPA Warrants for $0.01 per SPA Warrant share if and to the extent the volume weighted average prices of the Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15.00 per share, subject to certain additional conditions.

In addition, under the SPA, the funding of each of the Bridge Notes is subject to the satisfaction of the following closing conditions: (a) FFIE shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Purchaser pursuant to the SPA Notes, if any, (b) FFIE shall have paid all liquidated damages and other amounts owing to a Purchaser in respect of the transaction documents pursuant to the SPA, (c) FFIE shall have satisfied the current public information requirements under Rule 144 under the Securities Act of 1933 on the applicable closing date, or on the applicable closing date there is an effective registration statement pursuant to which the holder is permitted to utilize the prospectus thereunder to resell all of the shares of Class A Common Stock issuable pursuant to the SPA, (d) FFIE’s shares of Common Stock are trading on a trading market and all of the shares issuable pursuant to the transaction documents under the SPA are listed or quoted for trading on such trading market, and FFIE believes such trading will continue uninterrupted for the foreseeable future, (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares then issuable pursuant to the transaction documents under the SPA, (f) there is no existing event of default as defined in the SPA and no existing event which, with the passage of time or the giving of notice, would constitute such an event of default, and (g) the applicable Purchaser is not in possession of any information provided by FFIE, or any of its subsidiaries, or any of their officers, directors, employees, agents or affiliates, that constitutes, or may constitute, material non-public information. Each Purchaser has the option, from time to time for 12 months after the effective date of the abovementioned registration statement, to purchase additional senior secured convertible notes and SPA Warrants of FFIE on the same terms as the Incremental Notes in an aggregate amount not to exceed the initial principal amount of the Bridge Notes and Incremental Notes issued to such Purchaser (the “Tranche B Notes”), subject to certain conditions.

Pursuant to the SPA, FFIE has agreed to use commercially reasonable efforts to hold a special meeting of stockholders to obtain stockholder approval, as is required by the Nasdaq listing rules, with respect to the issuance of any shares of Class A Common Stock in excess of 19.99% of the issued and outstanding shares of the Class A Common Stock upon conversion of the SPA Notes and exercise of the SPA Warrants being issued to the Purchasers pursuant to the SPA. At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved such issuance under the Nasdaq listing rules.

On September 23, 2022, the SPA was amended pursuant to Amendment No. 1 to the SPA and Convertible Senior Secured Promissory Notes (the “SPA Amendment”), pursuant to which, the Purchasers agreed to accelerate such funding obligations, with $7.5 million aggregate principal amount of such notes (the “Third Bridge Notes”) being funded and issued on September 23, 2022, and the remaining $7.5 million aggregate principal amount (the “Fourth Bridge Notes”) being funded and issued on October 11, 2022. The Purchasers also agreed under the SPA Amendment to purchase an additional $5.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Fifth Bridge Notes” and together with the Third Bridge Notes and Fourth Bridge Notes, the “Additional Bridge Notes”) upon the filing by FFIE of an amendment to FFIE’s registration statement on Form S-1 (File No. 333-258993), subject to certain closing conditions; however, the commitment to purchase the Fifth Bridge Notes automatically terminated upon the funding of the initial $10.0 million tranche of SPA Notes to Senyun International Ltd. (“Senyun”), which occurred on October 27, 2022. The Additional Bridge Notes are convertible into shares of Class A Common Stock at a conversion price equal to $1.05, mature on October 27, 2028 (or earlier under certain conditions set forth in the SPA) and are otherwise subject to the same terms and conditions disclosed by FFIE in the SPA as applicable to the Notes and Bridge Notes described therein.

As a closing condition under the SPA Amendment for the funding of each of the Additional Bridge Notes, FFIE is required to deliver to each of the Purchasers an SPA Warrant registered in the name of such Purchaser to purchase up to a number of shares of Class A Common Stock equal to 33% of such shares (except for the Fifth Bridge Notes, which shall equal 100% of such shares) issuable to such Purchaser upon conversion of the Note, with an exercise price equal to $5.00 per share, subject to full ratchet anti-dilution price protection and other adjustments, and are exercisable for seven years on a cash or cashless basis. FFIE may repurchase the SPA Warrants for $0.01 per warrant share if and to the extent the volume weighted average prices of FFIE’s Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15.00 per share, subject to certain additional conditions. On September 23, 2022, FFIE issued an SPA Warrant to the Purchaser exercisable for 920,074 shares of Class A Common Stock, concurrent with the funding of the $7.5 million Third Bridge Notes commitment, and on October 11, 2022, FFIE issued an SPA Warrant to the Purchaser exercisable for 2,357,142 shares of Class A Common Stock, concurrent with the funding of the $7.5 million Fourth Bridge Notes commitment. Additionally, the SPA Amendment has removed the six month lock-up period that otherwise applies to the Existing FSV Convertible Note, reduced the conversion price of the Existing FSV Convertible Note to $1.05, reduced the lock-up period that otherwise applies to the Existing Second Bridge Note from six months to three months and similarly reduced the lock-up period that otherwise applies to each Third Bridge Note, Fourth Bridge Note, Fifth Bridge Note and other Incremental Note from six months to three months. The SPA Amendment also provides that the Existing Notes will be secured by the grant of a second lien upon substantially all of the personal and real property of FFIE and its subsidiaries, as well as guaranty by substantially all of FFIE’s domestic subsidiaries.

As additional consideration for the Agent’s entering into the SPA Amendment, FFIE has also issued to the Agent a warrant to purchase 10 shares of Class A Common Stock (the “Adjustment Warrant”). The terms of the Adjustment Warrants are the same as the SPA Warrants described above, except that the Adjustment Warrant (i) has an exercise price equal to $0.50 per share, and (ii) does not have the optional repurchase provision described above if the stock trades above $15.00 per share. The full ratchet anti-dilution price provision in the SPA Warrants held as of the date of the SPA Amendment by the ATW Investors was waived in connection with the Adjustment Warrant.

On September 25, 2022, FFIE entered into a Joinder and Amendment Agreement to the SPA (the “Joinder”) with Senyun, the agent, as administrative agent, collateral agent, and Purchaser, FF Simplicity and RAAJJ, pursuant to which the Senyun agreed to purchase incremental notes under the SPA in an aggregate principal amount of up to $60.0 million in certain installments. Pursuant to the Joinder, Senyun has all of the same rights and obligations as a Purchaser under the SPA and all documents, instruments and agreements contemplated therein or thereby (collectively, and together with the Joinder, the “Financing Documents”). In addition to Senyun’s commitment as set forth in the Joinder, the Joinder effectuated certain other amendments to the SPA, including, among other things, permitting the SPA Notes to be funded in accordance with the Joinder.

On October 24, 2022, FFIE entered into a Limited Consent and Third Amendment to the SPA (the “Third Amendment”) with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ as purchaser, pursuant to which the maturity date for the SPA Notes was extended from August 14, 2026 to October 27, 2028 (i.e., the sixth anniversary of the first funding date of Senyun’s purchase of SPA Notes (the “First Senyun Funding Date”)) or such earlier date that the SPA Notes become due and payable pursuant to the SPA (the “Maturity Date Extension”). As a result of the Maturity Date Extension, the total number of shares of Class A Common Stock issuable under the SPA is increased as compared to such number of shares issuable under the SPA prior to the Third Amendment. The Maturity Date Extension increases the interest make-whole amount as set forth in the SPA and the SPA Notes payable upon conversion of the SPA Notes, as the interest make-whole amount includes all interest that would otherwise accrue on the SPA Notes if such SPA Notes were held until the October 27, 2028 maturity date.

As revised under the Third Amendment, Senyun has agreed to acquire Notes from FFIE according to the following schedule: (a) $10.0 million in principal amount of Notes on the First Senyun Funding Date; (b) $10.0 million in principal amount of Notes on a date that is no later than the later of (x) 14 business days after the First Senyun Funding Date, and (y) the receipt of approval of FFIE’s stockholders under the applicable rules and regulations of Nasdaq of the issuance of all of the shares of Class A Common Stock underlying the various convertible notes and warrants of the Company issued and issuable pursuant to the Financing Documents in excess of 19.99% of the issued and outstanding shares of FFIE Common Stock (the “Stockholder Approval”), which Stockholder Approval was obtained on November 3, 2022, and which was funded on November 15, 2022; (c) $10.0 million in principal amount of Notes on a date that is not later than 15 business days after the later of (x) the effective date of FFIE’s registration statement on Form S-1 (File No. 333-258993) and (y) receipt of the Stockholder Approval, and which was funded on different dates in December 2022; (d) $10.0 million in principal amount of Notes within 30 business days after the later of (x) the effective date of the above noted Form S-1 and (y) receipt of the Stockholder Approval; and (e) $20.0 million in principal amount of Notes on a date that is no later than 10 business days after the latest of (x) official delivery of the Company’s FF 91 vehicle to the first batch of bona fide customers is made, (y) the effective date of the above noted Form S-1 and (z) receipt of the Stockholder Approval.

In addition, pursuant to the Third Amendment, each Purchaser and the Agent waived certain defaults and events of default under the Financing Documents arising from (i) any amounts owed as of the First Senyun Funding Date by FFIE or its subsidiaries to their respective trade counterparties, suppliers, vendors or, in each case, other similar counterparties, that remain unpaid after the First Senyun Funding Date, (ii) any reduction in the workforce of FFIE or its subsidiaries or any additional reduction in such workforce that occurs after September 23, 2022, and/or (iii) any reasonably foreseeable consequence in respect of any of the foregoing clauses (i) or (ii).

On November 8, 2022, FFIE entered into a Limited Consent and Amendment to the SPA (the “Fourth Amendment”) with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ as purchaser, pursuant to which the parties agreed that (i) in no event will the effective conversion price of any interest or interest make-whole amount payable in shares of Class A Common Stock in respect of SPA Notes issued or issuable under the SPA be lower than $0.21 per share of Class A Common Stock, and (ii) in order for the Company to make payment of any interest or interest make-whole amount in shares of Class A Common Stock, certain price and volume requirements must be met, namely that (x) the VWAP of the Class A Common Stock is not less than $0.21 per share on any trading day during the preceding seven trading day period, and (y) the total volume of the Class A Common Stock does not drop below $1.5 million on any trading day during the same period (in each case, as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions). On different dates in December 2022, Senyun funded aggregated amounts of $10.0 million in gross proceeds pursuant to the Joinder. The Company received $9.0 million from such funding, net of original issue discount and transaction costs.

On December 28, 2022, FFIE entered into a Letter Agreement and Amendment to the SPA (the “Senyun Amendment”) with FF Simplicity as administrative and collateral agent and Senyun as purchaser, pursuant to which Senyun paid to the Company the first $4.0 million of its fourth funding tranche under the SPA on January 3, 2023, as well as $2.0 million on January 6, 2023 and $4.0 million on January 18, 2023. In addition to an amount of $60.0 million already committed by Senyun as part of the Joinder, pursuant to the Senyun Amendment, the Company has agreed to issue and sell to Senyun, subject to the satisfaction of certain conditions (which include agreement by FFIE and Senyun on the terms and conditions of the investment), incremental SPA Notes in an aggregate principal amount of $30.0 million: (i) $10.0 million in principal amount of additional SPA Notes no later than January 31, 2023; (ii) $10.0 million in principal amount of additional SPA Notes no later than February 28, 2023; and (iii) $10.0 million in principal amount of additional SPA Notes no later than March 15, 2023. Pursuant to the Senyun Amendment, the Company has also approved the issuance to Senyun of such number of shares of Class A Common Stock equal to the difference between (x) the actual number of shares of Class A Common Stock previously issued to Senyun upon conversion of $19.0 million in principal amount of SPA Notes and (y) the number of such shares of Class A Common Stock that would have been issued to Senyun had the conversion price applicable to such SPA Notes been $0.8925, taking into account any beneficial ownership limitation applicable to Senyun.

On January 25, 2023, FFIE entered into a Limited Consent and Amendment No. 5 to the SPA (the “Fifth Amendment”) with FF Simplicity as administrative and collateral agent and Senyun as purchaser, pursuant to which Senyun agreed to purchase $10.0 million in principal amount of additional SPA Notes no later than January 27, 2023, which $10.0 million amount was funded on January 26, 2023. Pursuant to the Fifth Amendment, FFIE also agreed (a) to use commercially reasonable efforts to file an amendment to the registration statement on Form S-1 (File No. 333-268972) no later than January 29, 2023 and to seek effectiveness of such registration statement on or prior to February 10, 2023, which registration statement was declared effective by the SEC on February 8, 2023; (b) to use commercially reasonable efforts to file an amendment to the Company’s registration statement registering the re-sale by Senyun of all remaining shares of Class A Common Stock underlying Senyun’s SPA Notes and SPA Warrants no later than February 10, 2023, and to seek effectiveness of such registration statement as promptly as practicable thereafter; and (c) to honor the conversion notice submitted by Senyun on January 18, 2023, and to reserve sufficient shares of Class A Common Stock to satisfy the conversion and exercise of all of Senyun’s SPA Notes and SPA Warrants to the extent that FFIE has sufficient authorized but unissued or uncommitted shares of Class A Common Stock. Additionally, pursuant to the Fifth Amendment, FFIE and Senyun agreed to use commercially reasonable efforts to enter into definitive documentation as promptly as practicable after the date of the Fifth Amendment, in connection with restructuring of the SPA Notes and SPA Warrants and an additional investment as set forth on the term sheets attached to the Fifth Amendment, which definitive documentation was executed in connection with the Sixth Amendment.

On February 3, 2023, FFIE entered into an Amendment No. 6 to Securities Purchase Agreement (the “Sixth Amendment”) with FF Simplicity as administrative and collateral agent and Senyun, FF Top, FF Simplicity, FF Prosperity, Acuitas Capital, LLC and other purchasers, pursuant to which the purchasers thereunder agreed to purchase up to $135.0 million (including $10.0 million previously funded by Senyun as an advanced payment) in aggregate principal amount of FFIE’s senior secured convertible notes (such additional SPA Notes, the “Tranche C Notes”) in accordance with the schedule set forth in the SPA as follows, subject to certain conditions: (i) for Senyun, (A) no later than three business days after the effective date of the Sixth Amendment, the purchase and issuance of $25.0 million in principal amount of Tranche C Notes (which principal amount shall be reduced on a dollar-for-dollar basis by the $10.0 million previously funded by Senyun as an advanced payment) shall take place, pursuant to which, on February 9, 2023 and February 10, 2023, FFIE received aggregate gross proceeds of $15.0 million; (B) no later than 10 business days after the effective date of the Sixth Amendment, the purchase and issuance of $25.0 million in principal amount of Tranche C Notes shall take place; and (C) no later than five business days after receipt of (a) approval by FFIE stockholders of an increase in number of authorized shares of Class A Common Stock to 1,690,000,000 (for which FFIE filed a definitive proxy statement on February 3, 2023 for a special meeting of stockholders to be held on February 28, 2023) and filing of an amendment to the Charter to reflect such increase in authorized shares, (b) approval by FFIE stockholders as may be required by applicable Nasdaq rules with respect to transactions contemplated under the Sixth Amendment (for which FFIE filed a preliminary proxy statement on February 8, 2023), and (c) effectiveness of a registration statement registering the shares issuable under the Sixth Amendment, the purchase and issuance of $25.0 million in principal amount of Tranche C Notes shall take place; and (ii) for each other purchaser, (A) no later than three business days after the effective date of the Sixth Amendment, the purchase and issuance of an aggregate principal amount of Tranche C Notes equal to 50% of such purchaser’s commitment in respect of Tranche C Notes as indicated on the commitment schedule in the SPA shall take place, pursuant to which, on February 8, 2023, FFIE received aggregate gross proceeds of $30.0 million; and (B) no later than five business days after receipt of (a) approval by FFIE stockholders of an increase in number of authorized shares of Class A Common Stock to 1,690,000,000 (for which FFIE filed a definitive proxy statement on February 3, 2023 for a special meeting of stockholders to be held on February 28, 2023) and filing of an amendment to the Charter to reflect such increase in authorized shares, (b) approval by FFIE stockholders as may be required by applicable Nasdaq rules with respect to transactions contemplated under the Sixth Amendment (for which FFIE filed a preliminary proxy statement on February 8, 2023), and (c) effectiveness of the registration statement on Form S-1 registering the shares issuable under the Sixth Amendment, subject to the purchase and issuance of the remaining aggregate principal amount of the Tranche C Notes equal to 50% of such purchaser’s commitment in respect of Tranche C Notes as indicated on the commitment schedule in the SPA shall take place. Once consummated on the contemplated timeline, FFIE is expected to have raised all the necessary funds for the start of production of the Ultimate Intelligent TechLuxury FF 91 Futurist.

The funding of the Tranche C Notes are subject to the following conditions precedent: (i) with respect to each Tranche C funding following the initial funding made within three business days of the effective date of the Sixth Amendment, delivery by FFIE of a notice identifying the business day of the purchase and issuance of such Tranche C Notes, which date is to be no earlier than two business days and no later than 10 business days after the date of such notice; (ii) delivery by FFIE of a warrant registered in the name of such purchaser to purchase up to a number of shares of Common Stock equal to 33% of such purchaser’s conversion shares on the applicable closing date, with an exercise price equal to $1.05 per share, subject to full ratchet anti-dilution price protection and other adjustments as set forth therein and a seven year termination date; (iii) delivery by FFIE to such purchaser of the applicable Tranche C Note; (iv) subject to certain waivers as described in the SPA, there being no default or event of default; (v) payment by FFIE of all legal fees and other transaction expenses incurred by purchasers up to $150,000 (or $300,000 in the case of Senyun and FF Simplicity) in the aggregate, which fees and expenses can be paid by, at FFIE’s option, net funding of the applicable Tranche C Notes; and (vi) that the representations and warranties contained in the related financing agreement are true and correct in all material respects as of the applicable closing dates, as set forth therein.

The Tranche C Notes have a $1.05 base conversion price subject to full ratchet anti-dilution price protection and other adjustments as set forth therein, five year interest make-whole (calculated using the greater of (x) $0.21 per share of Common Stock, and (y) 90% of the lowest VWAP for the five consecutive trading days ending on the trading day that is immediately prior to the date on which interest is paid in shares of Common Stock), 10% per annum interest rate (or 15% if paid in Common Stock subject to certain conditions). The Tranche C Notes and the Tranche D Notes (as defined below) and SPA Warrants are subject to a pro rata cap on conversion or exercise (as applicable) equal to 19.99% of FFIE’s Class A Common Stock and Class B Common Stock as of the date of the Sixth Amendment until receipt of approval by FFIE stockholders as may be required by applicable Nasdaq rules with respect to such conversion or exercise (for which FFIE filed a preliminary proxy statement on February 8, 2023), including the issuance of any shares of Class A Common Stock or Class B Common Stock in excess of 19.99% of FFIE’s Class A Common Stock and Class B Common Stock as of the date of the Sixth Amendment. All of the SPA Notes and Warrants (and the Exchange Notes described below) are subject to restrictions on conversion or exercise (other than an Initial Reserve of 63,051,933 shares of Common Stock for FF Simplicity and 18,857,143 shares of Common Stock for Senyun) until the approval by FFIE stockholders of an increase in number of authorized shares of Class A Common Stock to 1,690,000,000 (for which FFIE filed a definitive proxy statement on February 3, 2023 for a special meeting of stockholders to be held on February 28, 2023), and the right for purchasers to receive additional warrant shares upon a down round financing has also been removed from all SPA Warrants. FFIE is required to use reasonable best efforts to file a registration statement on or prior to February 10, 2023, and to seek effectiveness of such registration statement within 90 days, and FFIE is required to seek effectiveness of such registration statement on or prior to February 10, 2023, which registration statement was declared effective by the SEC on February 8, 2023. FFIE is also required to use reasonable best efforts to obtain approval by FFIE stockholders of an increase in number of authorized shares of Class A Common Stock to 1,690,000,000 (for which FFIE filed a definitive proxy statement on February 3, 2023 for a special meeting of stockholders to be held on February 28, 2023) within 45 days (or 60 days if necessary) and approval by FFIE stockholders as may be required by applicable Nasdaq rules with respect to transactions contemplated under the Sixth Amendment (for which FFIE filed a preliminary proxy statement on February 8, 2023), including the issuance of any shares of Class A Common Stock or Class B Common Stock in excess of 19.99% of FFIE’s Class A Common Stock and Class B Common Stock as of the date of the Sixth Amendment within 60 days.

Each purchaser also has the option to purchase a certain amount of additional SPA Notes and SPA Warrants from time to time for 12 months from the effective date of the Sixth Amendment, as set forth in the SPA (such additional SPA Notes, the “Tranche D Notes”). Additionally, pursuant to the Sixth Amendment, (A) FF Simplicity and Senyun agreed that, with respect to their allotments of previous commitments to purchase SPA Notes, no more than the following percentages of their allotment may be purchased on or before the following dates without the prior written consent of FFIE: (i) 100% on or before February 10, 2023; (ii) 90% on or before February 28, 2023; (iii) 80% on or before March 24, 2023; (iv) 70% on or before April 21, 2023; and (v) 60% after April 21, 2023 through and including the 24th month from the effective date of the Sixth Amendment, and (B) certain SPA Notes issued to FF Simplicity with an aggregate outstanding principal amount of $21.6 million and certain SPA Notes issued to Senyun with an aggregate principal amount of $9.4 million were replaced by new replacement notes with a $0.8925 base conversion price subject to full ratchet anti-dilution price protection and other adjustments as set forth therein, six-year interest make-whole and otherwise on similar terms as the previously issued SPA Notes.

Pursuant to the Sixth Amendment and the Exchange Agreements entered into concurrently therewith between FFIE, one the one hand, and holders of ATW NPA Warrants and SPA Warrants, on the other hand (collectively, the “Exchange Agreements”), (i) the provision under the ATW NPA Warrants and SPA Warrants then-issued that allowed investors to receive the right to purchase additional shares in connection with down round financings was removed; (ii) the ATW NPA Warrants and FF Simplicity’s SPA Warrants then issued, exercisable for an aggregate of 198,129,990 shares of Class A Common Stock, were exchanged for a combination of new warrants, exercisable at $0.2275 per share subject to full ratchet anti-dilution price protection and other adjustments, for an aggregate of 42,489,346 shares of Class A Common Stock and new senior secured convertible notes with aggregate principal amount of $25.0 million; and (iii) Senyun’s SPA Warrants then issued, exercisable for an aggregate amount of 276,270,842 shares of Class A Common Stock, were exchanged for a combination of new warrants, each exercisable at $0.2275 per share subject to full ratchet anti-dilution price protection and other adjustments, for an aggregate of 48,000,000 shares of Class A Common Stock and new senior secured convertible notes with aggregate principal amount of $16.0 million (collectively with the notes issued pursuant to clause (ii), the “Exchange Notes”). The Exchange Notes are convertible at a conversion rate calculated at the lesser of (a) 90% of the VWAP for the trading day that is immediately prior to the date on which interest is paid in shares of Common Stock, or (b) the greater of (x) $0.21 per share of Common Stock, and (y) 90% of the average VWAP for the five consecutive trading days ending on the trading day that is immediately prior to the date on which interest is paid in shares of Common Stock. The Exchange Notes will constitute SPA Notes, except: (i) the holders thereof do not have the option under the SPA to purchase certain additional SPA Notes within 24 months from the effective date of the Sixth Amendment; (ii) such notes are not subject to any prepayment premium or penalty applicable to other SPA Notes; (iii) such notes are not subject to an original discount of 10%; and (iv) such notes are not entitled to the most favorable terms granted to other SPA Notes purchased simultaneously or after the purchase of such notes. Such notes are prepayable and redeemable at par at any time by FFIE upon 15 days’ prior written notice.

Certain Anti-Takeover Provisions of Delaware Law

Under the Charter, FF has certain anti-takeover provisions in place as follows:

Special Meeting of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by (i) the Chairperson of the Board, (ii) the chief executive officer, or (iii) a majority vote of the Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before FF’s special meeting of stockholders, or to nominate candidates for election as directors at FF’s special meeting of stockholders, must provide timely notice of their intent in writing subject to certain exceptions for FF Top Board designees under the Shareholder Agreement. To be timely, a stockholder’s notice will need to be received by FF’s secretary at FF’s principal executive offices no later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding special meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in FF’s annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude FF stockholders from bringing matters before the special meeting of stockholders or from making nominations for directors at FF’s special meeting of stockholders.

Authorized but Unissued Shares

FF’s authorized, but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of FF by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Charter requires, to the fullest extent permitted by law, that derivative actions brought in FF’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. The Charter also requires that the federal district courts of the United States of America be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with FF or any of FF’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. FF cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, FF may incur additional costs associated with resolving such action in other jurisdictions, which could harm FF’s business, operating results and financial condition.

The Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law.

Limitation on Liability and Indemnification of Directors and Officers

The Charter provides that directors and officers will be indemnified by FF to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

The Bylaws also permit FF to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. FF has purchased a policy of directors’ and officers’ liability insurance that insures FF’s directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances, and insures FF against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against FF’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit FF and FF stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent FF pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to FF’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, FF has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.